Exhibit 99.1

Sol-Gel Technologies Reports Second Quarter 2023 Financial Results and
Provides Corporate Update

•	Sol-Gel on track to advance Orphan Drug candidate, SGT-610 (patidegib) for Gorlin syndrome into Phase 3 testing in late 2023

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Sol-Gel’s recently announced agreement with Searchlight Pharma will provide up to $11 million in upfront payments and regulatory and sales milestones for both TWYNEO® and EPSOLAY®, combined, plus additional royalties ranging from low double-digits to high-teens

•	Sol-Gel has cash runway into the second half of 2025

NESS ZIONA, Israel, August 10, 2023 -- Sol-Gel Technologies, Ltd. (NASDAQ: SLGL) (“Sol-Gel”), a dermatology company leveraging innovative approaches to develop pioneering treatments for patients with severe skin conditions, and with two approved large-category dermatology products, EPSOLAY and TWYNEO, today announced financial results for the second quarter ended June 30, 2023 and provided a corporate update.

“We were pleased to announce another TWYNEO and EPSOLAY partnership during the quarter which generated non-dilutive revenue for our shareholders. We are delighted to partner these first products developed by Sol-Gel with Searchlight Pharma in Canada, a leading commercial territory, over a fifteen-year term that is renewable for subsequent five-year periods,” stated Alon Seri Levy, Ph.D., Chief Executive Officer of Sol-Gel.  “Based on current discussions we expect more international licenses will follow in the future, while coverage and demand for both products in the U.S. may be approaching a plateau due to the genericization of both the acne and rosacea markets.”

Dr. Seri Levy continued, “We are on track with our plans to initiate the pivotal Phase 3 trial for SGT-610 (patidegib), our recently acquired, Breakthrough-designated, Orphan Drug candidate with a market potential of over $300 million for the prevention of basal cell carcinoma in subjects having Gorlin syndrome, in late 2023.  The recent clinical setback in a Phase 2b trial of a competing product with a similar indication but a different mechanism of action, presents Sol-Gel with the opportunity to be a durable market leader in Gorlin syndrome, if our own Phase III program succeeds.  The potential of SGT-610 taken together with lower-than-expected future royalty streams from EPSOLAY and TWYNEO in the U.S., have led Sol-Gel to focus on this candidate in the near-term and delay the planned clinical study for SGT-210,” he concluded.

Q2 2023 and Recent Corporate Developments

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Based on our recent assessment of expected partner licensing revenues and the delay in the development of SGT-210, Sol-Gel is adopting cost-saving measures, including a headcount reduction of about 25 employees to maintain the cash runway into the second half of 2025.

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In June, Sol-Gel announced the signing of exclusive license agreements for TWYNEO and EPSOLAY for the Canadian market. Partner Searchlight is to commercialize both products in Canada over a fifteen-year term that is renewable for subsequent five-year periods. As part of the agreement terms, Sol-Gel will receive up to $11 million in potential upfront payments and regulatory and sales milestones for both drugs, combined. In addition, Sol-Gel will be entitled to royalty percentages from all Canadian net sales ranging from low-double-digits to high teens. Searchlight will be responsible for obtaining and maintaining any regulatory approvals required to market and sell the drugs in Canada, with support from Sol-Gel.

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In connection with the acquisition from PellePharm, Inc. of topically-applied patidegib, a Phase 3-ready, Breakthrough designated Orphan Drug candidate for the treatment of Gorlin syndrome announced in January of this year, Sol-Gel raised $22.8 million through registered direct and private placement offerings.  These proceeds will support the Phase 3 trial of patidegib, a hedgehog signaling pathway blocker, expected to begin in the fourth quarter of 2023, and for general corporate purposes. The $10 million private placement portion of the offering was approved by shareholders on March 30, 2023 and received in April 2023.

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Prescribers continue to report positive experiences with TWYNEO since the product launched in the U.S. in April 2022, with a high recurring base of prescribers nearly reaching 100% for the second quarter of 2023, in line with Q1, while growing the base of prescribers by 6% quarter-over-quarter. Patient refill rates have also remained consistent during the second quarter, indicating overall continued confidence and positive patient experience. According to IQVIA data, there have been over 24,000 prescriptions written for TWYNEO in the second quarter of 2023, and over 155,000 prescriptions written to date.

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As of Q2 2023, EPSOLAY remains the #2 position among branded topical rosacea treatments for Papulopustular Rosacea and continues to grow market share. EPSOLAY’s recurring base of prescribers increased to nearly 100% of its total prescribers in Q2 2023, from 92% in the first quarter of 2023, and there was a 14% quarter-over-quarter increase in prescribers as well as a 2% increase in patient refill rates over the same period. These increases are an indicator of positive patient experience along with the result of commercial efforts executed by Galderma in line with rosacea season. According to IQVIA data, there have been over 13,000 prescriptions of EPSOLAY written in the second quarter of 2023, and over 50,000 prescriptions written to date.

Financial Results for the Quarter Ended June 30, 2023

Total revenue in the first half of the year was $0.9 million, which primarily consisted of licensing revenues from both Galderma and Searchlight. In the first quarter, wholesaler ordering patterns were disrupted ahead of Galderma’s implementation of a new enterprise resource planning system, which impacted its standard forecasting procedures and its quarterly assessment of rebate accruals. As a result, previously reported revenue for the first quarter and revenues for the second quarter were revised as reflected in the income statement presented below.

Research and development expenses were $5.3 million compared to $2.4 million for the same period in 2022. The increase of $2.9 million was primarily attributed to an increase of $1.1 million related to the continuing development of SGT-610, an increase of $0.8 million related to professional expenses associated with a development stage generic candidate and an increase of $1.0 million related to manufacturing expenses associated with our branded products.

General and administrative expenses were $1.8 million in 2023 compared to $1.6 million for the same period in 2022. The increase of $0.2 million was mainly attributed to an increase in professional expenses.

Sol-Gel reported a net loss of $6.0 million for the second quarter of 2023 and a loss of $0.22 per basic and diluted share, compared to a net loss of $0.1 million and a loss of $0.01 per basic and diluted share for the same period in 2022.

As of June 30, 2023, Sol-Gel had $29.1 million in cash, cash equivalents and deposits, and $17.9 million in marketable securities for a total balance of $47.0 million. The balance as of June 30, 2023 includes $10 million received in April 2023 as part of the $22.8 million raised in the recent financing. The Company expects that its cash resources will enable funding of operational and capital expenditure requirements into the second half of 2025.

About Gorlin Syndrome and SGT-610

SGT-610, a hedgehog signaling pathway blocker, has the potential to be the first ever treatment for Gorlin syndrome, if approved. Gorlin syndrome, an autosomal dominant genetic disorder affecting approximately 1 in 27,000-31,000 people in the U.S., is mostly caused by inheritance of one defective copy of the tumor suppressor patched homolog 1 (PTCH1) gene. Normally, the PTCH1 gene blocks the smoothened, frizzle class receptor (SMO) gene, turning off the hedgehog signaling pathway when it is not needed. Mutations in the PTCH1 gene may cause a loss of PTCH1 function, release of SMO, and may allow basal cell carcinoma (BCC) tumor cells to divide uncontrollably. Patidegib, the active substance in SGT-610, is designed to block the SMO signal, thus, allowing cells to function normally and reducing the production of new tumors.

About TWYNEO

TWYNEO (tretinoin and benzoyl peroxide) Cream, 0.1%/3% is used for the topical treatment of acne vulgaris in adults and pediatric patients 9 years of age and older.

TWYNEO utilizes a proprietary, patented technology where tretinoin and BPO are encapsulated within silica-based microcapsules to create a barrier between the medication and the skin. The patented microencapsulation technology in TWYNEO Cream segregates and envelopes the active ingredients in silica core shells (microcapsules) so that tretinoin is protected from the oxidizing effects of BPO, allowing the combination of both drugs into one product and gradual release onto the skin.

Sol-Gel Technologies received U.S. Food and Drug Administration (“FDA”) approval for TWYNEO Cream on July 27, 2021, and has granted exclusive rights to Galderma to commercialize the treatment in the U.S.

About EPSOLAY

EPSOLAY is a topical cream containing encapsulated benzoyl peroxide (BPO), 5%, for the treatment of inflammatory lesions of rosacea in adults. EPSOLAY utilizes a proprietary, patented technology to encapsulate BPO within silica-based microcapsules to create a barrier between the medication and the skin. The silica-based shell is designed to slowly release BPO over time to provide a tolerable and effective treatment.

Sol-Gel Technologies received FDA approval for EPSOLAY Cream on April 22, 2022, and has granted exclusive rights to Galderma to commercialize the treatment in the U.S.

About Sol-Gel Technologies

Sol-Gel Technologies, Ltd. is a dermatology company focused on identifying, developing and commercializing or partnering drug products for the treatment of skin diseases. Sol-Gel developed TWYNEO which is approved by the FDA for the treatment of acne vulgaris in adults and pediatric patients nine years of age and older; and EPSOLAY, which is approved by the FDA for the treatment of inflammatory lesions of rosacea in adults. Both drugs are exclusively licensed to and commercialized by Galderma in the U.S.

The Company’s pipeline includes Orphan Drug candidate, SGT-610 under investigation for the prevention of new basal cell carcinomas in Gorlin syndrome patients, and also includes topical drug candidate SGT-210 under investigation for the treatment of rare skin keratodermas.

For additional information, please visit www.sol-gel.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to our expected cash runway; the benefits of and projections of our future financial performance; the timing and success of any clinical studies and obtaining of regulatory approval for our product candidates, including SGT-610; the commercial acceptance, profitability and reimbursement of TWYNEO and EPSOLAY; the benefits we expect to receive under our agreement with Searchlight Pharma; our ability to out-license additional non-U.S. rights for TWYNEO and EPSOLAY; and the potential of SGT-210. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s current expectations and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, risks relating to the current global macroeconomic climate as well as the following factors: (i) the adequacy of our financial and other resources, particularly in light of our history of recurring losses and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives; (ii) our ability to complete the development of our product candidates; (iii) our ability to find suitable co-development partners; (iv) our ability to obtain and maintain regulatory approvals for our product candidates in our target markets, the potential delay in receiving such regulatory approvals and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; (v) our collaborators’ ability to commercialize our pharmaceutical product candidates; (vi) our ability to obtain and maintain adequate protection of our intellectual property; (vii) our collaborators’ ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; (viii) our collaborators’ ability to establish adequate sales, marketing and distribution channels; (ix) acceptance of our product candidates by healthcare professionals and patients; (x) the possibility that we may face third-party claims of intellectual property infringement; (xi) the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; (xii) intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; (xiii) potential product liability claims; (xiv) potential adverse federal, state and local government regulation in the United States, Europe or Israel; and (xv) loss or retirement of key executives and research scientists. These and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2023, as amended, and our other reports filed with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Except as required by law, we undertake no obligation to update any forward-looking statements in this press release.

For further information, please contact:

Investors:

Irina Koffler
Investor relations, LifeSci Advisors
ikoffler@lifesciadvisors.com
+1 917 734 7387

Sol-Gel Technologies

Gilad Mamlok
Chief Financial Officer
gilad.mamlok@sol-gel.com

SOL-GEL TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	December 31, 2022	June 30, 2023
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$12,448	$15,618
Bank deposits	12,500	13,500
Marketable securities	8,678	17,863
Receivables from collaborative and licensing arrangements	7,858	2,205
Prepaid expenses and other current assets	1,571	2,405
TOTAL CURRENT ASSETS	43,055	51,591

NON-CURRENT ASSETS:
Restricted long-term deposits and cash	1,288	1,293
Property and equipment, net	660	569
Operating lease right-of-use assets	876	709
Other long-term receivables	-	229
Funds in respect of employee rights upon retirement	749	712
TOTAL NON-CURRENT ASSETS	3,573	3,512

TOTAL ASSETS	$46,628	$55,103
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable	$251	$461
Other accounts payable	2,360	4,773
Current maturities of operating leases	718	433
TOTAL CURRENT LIABILITIES	3,329	5,667

LONG-TERM LIABILITIES
Operating leases liabilities	54	136
Liability for employee rights upon retirement	1,032	1,004
TOTAL LONG-TERM LIABILITIES	1,086	1,140
TOTAL LIABILITIES	4,415	6,807

SHAREHOLDERS' EQUITY:
Ordinary Shares, NIS 0.1 par value – authorized: 50,000,000 as of December 31, 2022 and June 30, 2023; issued and outstanding: 23,129,469 and 27,805,954 as of December 31, 2022 and June 30, 2023, respectively.	638	771
Additional paid-in capital	234,640	257,281
Accumulated deficit	(193,065)	(209,756)
TOTAL SHAREHOLDERS' EQUITY	42,213	48,296
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$46,628	$55,103

SOL-GEL TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three months ended March 31		Three months ended June 30
	2022	2023	2022	2023
LICENSE REVENUES	$3	$300	$3,518	$594
RESEARCH AND DEVELOPMENT EXPENSES	4,042	9,386	2,380	5,312
GENERAL AND ADMINISTRATIVE EXPENSES	1,911	1,977	1,601	1,809
OPERATING LOSS	$5,950	$11,063	$463	$6,527
FINANCIAL INCOME, net	(353)	(342)	(329)	(557)
LOSS FOR THE PERIOD	$5,597	$10,721	$134	$5,970
BASIC AND DILUTED LOSS PER ORDINARY SHARE	0.24	$0.43	$0.01	$0.22
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	23,127,484	24,944,220	23,128,429	27,660,326

	Six months ended June 30
	2022	2023
LICENSE REVENUES	$3,521	$894
RESEARCH AND DEVELOPMENT EXPENSES	6,422	14,698
GENERAL AND ADMINISTRATIVE EXPENSES	3,512	3,786
OPERATING LOSS	$6,413	$17,590
FINANCIAL INCOME, net	(682)	(899)
LOSS FOR THE PERIOD	$5,731	$16,691
BASIC AND DILUTED LOSS PER ORDINARY SHARE	$0.25	$0.63
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	23,127,958	26,306,484